New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Manuel Garciadiaz
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

June 11, 2020

Re:	Vasta Platform Limited Draft Registration Statement on Form F-1 Submitted February 20, 2020 CIK No. 0001792829

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Telecommunications
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Amy Gedes, Staff Accountant
Donna Di Silvio, Staff Accountant
Scott Anderegg, Staff Attorney
Erin Jaskot, Legal Branch Chief

Ladies and Gentlemen:

On behalf of our client, Vasta Platform Limited (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated March 18, 2020 (the “Comment Letter”). On February 20, 2020, the Company confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1. We are also sending, under separate cover, a marked copy of Amendment No. 1 showing changes to the Draft Registration Statement.

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Draft Registration Statement on Form F-1

Summary, page 1

1.	We note that as currently drafted, the summary is overly detailed and repeats a significant amount of information that is included elsewhere in the document. Please revise your summary to provide a brief overview of the key aspects of the offering and your business and highlight those points in clear, plain language. Refer to Item 503(a) of Regulation SK.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in the Summary section of Amendment No. 1 to provide a brief overview of key aspects of the offering and its business.

2.	We note your reference to Annual Contract Value Bookings, or ACV, throughout the registration statement. Your disclosure on page 81 states that you generally deliver educational materials to schools in the last calendar quarter of each year and recognize revenue when the customers obtain control over the materials, which means that your results of operations for the last quarter of a given fiscal year contain revenues related to the content that will be used by schools in the following school year. However, you note that ACV Bookings is designed to show amounts that you expect to be recognized as revenue for the twelve-month period from October 1 through September 30 of the following fiscal year. Please tell us why you do not rely on the amount recognized for the last quarter of a given fiscal year to assess the revenue you expect to receive for a particular school year, and why instead it is necessary to calculate ACV. Please also tell us how ACV differs from the amount recognized as revenue related to content that will be used by schools in the following school year.

Response:

The Company respectfully acknowledges the Staff’s comment and informs the Staff that ACV Bookings is an important operating metric because it shows what the Company expects to be recognized as revenue from subscription services for the 12-month period between October of one fiscal year through September of the following fiscal year. For the convenience of the schools that the Company serves, the Company delivers its educational materials in the last calendar quarter of each year so that schools can prepare their classes and be up-to-date when the following school year starts in January. Consequently, the Company’s results of operations for the last quarter of a given fiscal year contain revenue from subscription services from the following school year relating to content that has been delivered prior to the start of such school year. Therefore, the ACV bookings metric conveys information that has predictive value for subsequent months, which would not be as clearly conveyed or understood by simply analyzing revenues in the Company’s income statement, particularly in light of the Company’s recent growth. Furthermore, ACV bookings is a useful metric for its predictive value over the revenues that the Company characterizes as subscription services, but differs from the Company’s revenue, as revenue also includes sales for non-subscription items (such as isolated textbook

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sales) that accounted for approximately 32.8% of the Company’s net revenue from sales and services for the year ended December 31, 2019.

3.	We note your disclosure of the LTV/CAC ratio and your method of calculation. Please tell us why you believe this information is appropriate to include in your Summary, and tell us why this ratio accounts only for subscription arrangements and appears to exclude your other solutions which represent approximately 1/3 of your revenues.

Response:

The Company respectfully acknowledges the Staff’s comment and informs the Staff that the LTV/CAC ratio is an important managerial metric because it shows the value that the Company expects to derive from the commercial relationship with its customers as a function of the cost required to obtain such customers. The Company considers only subscription arrangements as part of this metric because such arrangements have recurring, generally predictable revenue, while the revenue that is not based on subscription arrangements may be non-recurring and less predictable in nature. The Company therefore believes that the LTV/CAC ratio is important for the Company and its investors in understanding how the sales efforts and costs related to obtaining subscription-based customers will provide value to the Company over time. The Company has revised its disclosure in Amendment No. 1 on page 1 to provide additional detail on the reasons that it believes this metric to be important.

4.	Please clearly disclose in the Summary the total amount of your outstanding indebtedness. Please also disclose that you recently incurred additional outstanding debt in the amount of R$1.5 billion from your parent company and you are required to allocate 50% of the use of proceeds from any liquidity event to repay the loan, you cannot obtain any new loans unless the proceeds will be used to repay such loan, and you cannot pledge shares and/or dividends. Please explain how these restrictions may impact your ability to operate your business. Please also clearly state that you intend to use approximately two-thirds of the net proceeds from this offering to repay this debt.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in the Summary section on page 3 to disclose the total amount of its outstanding indebtedness, the recent incurrence of additional debt owed to the parent company, and the required allocation of proceeds from any liquidity event to repay this loan, the Company’s inability to pledge shares and/or dividends and related restrictions on its business, as well as the intended use of approximately two-thirds of the net proceeds from this offering to repay this debt.

5.	Please clearly state in your summary that your parent company will control the outcome of all decisions at your shareholders’ meetings, will be able to elect a majority of your board, and will be able to direct all actions relating to your business strategy, financing, acquisitions and distributions.

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Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 as requested on page 12.

Our Results, page 3

6.	Please revise to provide context for the financial and operating information disclosed in this section. As one example, please explain the reason for the substantial decrease in net loss between the periods presented. Please provide similar disclosure where there are unique events aside from organic growth that explain the changes in period-to-period results, such as the consolidation and integration of Livro Facil. In addition, given your history of net losses, please tell us why you believe it is appropriate to characterize your growth as occurring at “sustainably profitable levels.”

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 as requested by making a cross-reference to Management’s Discussion and Analysis of Financial Condition and Results of Operations in Amendment No. 1 to provide context for the financial and operating information disclosed in this section. In addition, the Company has removed reference to operating at “sustainably profitable levels.”

Our Addressable Market and Opportunity for Growth, page 4

7.	We note your reference to Oliver Wyman as providing data concerning your total addressable market (TAM). Please tell us whether you commissioned Oliver Wyman to provide you with the study cited in your disclosure for use in the registration statement. If so, please identify in your disclosure that you commissioned the study and file a consent from Oliver Wyman as an exhibit to the registration statement. See Securities Act Rule 436.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 on page 3 to identify that the Company commissioned the study by Oliver Wyman and will file a consent from Oliver Wyman as an exhibit to Amendment No. 1.

8.	We note your statements as to your total addressable market, as well as the information about students enrolled in both public and private schools in Brazil. Given that you service primarily private schools, please tell us whether the TAM includes both public and private schools, and, if so, please tell us why you believe this is appropriate. Please also explain the relevance of the discussion here and throughout your registration statement of the number of students in public school both in Brazil and worldwide.

Response:

The Company respectfully acknowledges the Staff’s comment and clarifies that the TAM includes only private schools, which the Company believes is appropriate as the Company markets its products and services only to private schools. Notwithstanding the Company’s TAM comprising

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only private schools, the Company includes a discussion of the number of students in public school both in Brazil and worldwide as a benchmark for analyzing potential private school market growth as a result of the possible migration of students from public schools to private schools. The Company describes this dynamic in more detail under the section titled “Industry,” which the Company believes is a function of choices made by Brazilian families as they weigh the costs and benefits of scholastic outcomes for private schools versus public schools. The Company has revised its disclosure in Amendment No. 1 on page 3 to clarify that the TAM includes only private schools and has clarified the rationale for inclusion of a discussion of students in private school versus public school in Brazil and worldwide as a useful metric for understanding potential market dynamics of private schools in Brazil.

Our Products and Services, page 6

9.	Please disclose here and elsewhere as appropriate the percentage of your revenue that is derived from your Content & EdTech Platform versus your Digital Platform. Please also clarify whether all revenue generated from your Content & EdTech Platform is from subscription arrangements that occur in the form of long-term contracts.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 on pages 5 and 6 to disclose the share of net revenue derived from its Content & EdTech Platform versus its Digital Platform and has clarified they share of revenue in the Content & EdTech Platform that is derived from subscription arrangements.

Our Corporate Structure, page 14

10.	The chart depicting your corporate structure prior to the corporate reorganization is not legible. Please revise.

Response:

The Company respectfully acknowledges the Staff’s comment and has included a revised corporate structure chart in Amendment No. 1 under the section titled “Business” and has deleted the corporate structure chart showing the structure prior to the reorganization in response to the Staff’s comment (1) above.

Corporate structure following the corporate reorganization..., page 16

11.	Please revise to show the percentage ownership of Vasta that will be held by public shareholders, insiders and your parent company following completion of the offering. Please clearly indicate that public shareholders will not have any ownership in Cogna or any of the entities held by Cogna aside from Vasta.

Response:

The Company respectfully acknowledges the Staff’s comment and has included a revised corporate structure chart on page 13 in Amendment No. 1 to show the structure following the

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reorganization and to show the percentage ownership of the Company that will be held by public shareholders, insiders and the parent following completion of the offering, and indicating that public shareholders will not have any ownership interest in Cogna or its other subsidiaries aside from the Company.

The Offering, page 19

12.	We note that you intend to be listed on either the NYSE or Nasdaq. Please tell us whether you will be deemed a “controlled company” as defined by the market on which you intend to list your Class A common stock and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being a controlled company.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 to indicate that it will be deemed to be a controlled company and as such will rely on applicable exemptions and has included disclosure on the prospectus cover page, in the summary on page 12 and a risk factor on page 55 related to the risks and uncertainties of being a controlled company.

Our activities will consist of a carve-out of the K-12 B2B business..., page 30

13.	We note that the corporate reorganization requires approval by various regulatory agencies, therefore you cannot guarantee that you will be able to migrate and transfer the carved-out business. Please clearly state whether the corporate reorganization will be complete prior to the IPO, including the migration and transfer of the relevant businesses. In the event that it will not, please explain the specific impact on your business if you are not able to migrate and transfer the carved-out business, including how it would impact your current business plan and your ability to operate and manage your business. Please provide similar disclosure in your Summary.

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Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 on page 29 because the Company expects that the corporate reorganization will be completed prior to this offering, including the migration and transfer of the relevant businesses and the Company expects that the risks related to the reorganization are primarily related to the risks of integrating operations that have historically been conducted as separate businesses.

Any increase in late payment and/or default in the payment of amounts due..., page 33

14.	Please disclose whether any historical changes in the rates of default or late payments have had a material impact on your results of operations. If so, please explain the specific circumstances and quantify the impact.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, historically, default rates and late payments have not had a material impact on the Company’s results of operations. Notwithstanding, the Company expects that there are circumstances in which defaults or late payment rates could have an impact on the Company, and has included disclosure in Amendment No. 1 on page 32 to quantify historical impairment losses and revised the disclosure to clarify that a significant increase in the rates of default or late payments could have an adverse effect on the Company.

The Saraiva brand is owned by Saraiva Gestao de Marcas S.A...., page 35

15.	Please disclose the extent to which your company relies on the Saraiva brand, and please disclose whether the inability to use the Saraiva brand would have a material impact on your financial condition or results of operations.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1 on page 34 to indicate the period in which we have the right to use the Saraiva brand, the percentage of which the Saraiva brand accounted for of the Company’s total net revenues and net revenues of its publishing operations, and has indicated that an inability to use the Saraiva brand could have an adverse effect on the Company’s operations.

We have a significant amount of debt..., page 36

16.	Please quantify the amount of the company’s total indebtedness and disclose the expected debt service obligation. Please also disclose any material terms of your indebtedness, including material covenants and events of default. Please file the debentures and other material debt obligations as exhibits to the registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has disclosed its total indebtedness in this risk factor and elsewhere, and has revised the risk factor in Amendment No. 1 on page 35 to disclose its expected debt service obligations. In addition, the Company has disclosed material covenants and events of default related to its outstanding indebtedness in Amendment No. 1 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.” The Company has also filed as an exhibit to Amendment No. 1 an English translation of the form of the indenture governing the private debentures that the Company owes to its parent company.

PAR, or “Partnership” (Parceria), is part of our business model..., page 37

17.	Please disclose the percentage of your revenue which comes from PAR contracts. Please also disclose how the inability to guarantee that PAR-related materials are sold

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exclusively by your partner schools or by you has adversely impacted past revenue, including quantifying such impact.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 on page 36 to indicate the percentage of revenue that comes from PAR contracts in relation to the Company’s total ACV Bookings (subscription business), and has disclosed how the inability to guarantee that PAR-related materials are sold exclusively by the Company’s partner schools or by the Company has adversely impacted past revenue, including quantifying the estimated revenue effects and the number of students that purchase new books and the number of students that reuse old materials.

Failure to prevent or detect a malicious cyber-attack..., page 41

18.	Please tell us whether you have experienced any material disruptions, outages, cyberattacks, attempts to breach your systems, or other similar incidents. If so, please disclose such incidents, including the cost and impact of such incidents. Please also disclose the nature of the board’s role in overseeing the company’s cybersecurity risk management.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has not experienced any material disruptions, outages, cyberattacks, system breaches or similar incidents to date. The Company has revised its disclosure in Amendment No. 1 on page 41 to describe the role of the Company’s board of directors and its Audit and Risk Committee in overseeing the Company’s cybersecurity risk management.

Unfavorable decisions in our legal or administrative proceedings, page 44

19.	We note that your subsidiary which operates the Anglo brand is party to an arbitration proceeding with the sellers of the Anglo business regarding indemnities for contractual contingencies. Please describe the impact of the result of an adverse decision in the arbitration proceeding, including how it could impact your operation of the Anglo brand, if at all, and whether it could materially impact your financial condition and results of operations.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not expect any impact on its use or operation of the Anglo brand as a result of these proceedings, but rather expects that an adverse ruling could result in monetary loss as the Company would be required to pay damages of up to R$13.8 million in the event of an adverse ruling. The Company believes that the potential loss in such proceeding on an individual basis would not materially impact the Company’s financial condition and results of operations, but clarifies on page 44 of Amendment No. 1 that this proceeding, considered in the aggregate with

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other proceedings both known and unknown could have an adverse effect on the Company’s financial condition and results of operations.

Use of Proceeds, page 69

20.	Please expand your disclosure to set forth the interest rate and maturity of such debt to be repaid from the net proceeds of the offering. Also, we note you entered into a memorandum of understanding for the acquisition of a company in November 2019. If the proceeds may or will be used to finance this acquisition or other businesses, give a brief description of such businesses and information on the status of the acquisitions. Refer to Item 3.C of Form 20-F.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure under the caption “Use of Proceeds” and elsewhere in Amendment No. 1 to set forth the outstanding amount, interest rate and maturity of the debt to be repaid from the net proceeds of the offering, as well as has indicated that one third of the net proceeds will be used to pay the balance of the purchase price of MindMakers. The Company respectfully advises the Staff that the transaction related to the memorandum of understanding signed in November 2019 (to purchase MindMakers) was completed on February 13, 2020 with the signing of a purchase agreement, as described in further detail in Amendment No. 1 in the “Recent Events” subsection.

Dividends and Dividend Policy, page 70

21.	Please disclose any current restrictions on your ability to pay dividends, whether imposed by terms of your debt facilities, or otherwise.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 under the caption “Dividends and Dividend Policy” to describe the circumstances under which the Company’s ability to pay dividends could be restricted and to clarify that there are not currently any restrictions in place on the Company’s ability to pay dividends under its existing indebtedness.

Capitalization, page 71

22.	Please revise your narrative description and table to reflect the issuance of the Class B common shares occurring prior the consummation of the offering. In addition, please format your table for disclosure, when known, of the number of shares issued and outstanding adjusted for the issuance of the Class B common shares and as further adjusted giving effect to the issuance and sale of the Class A common shares.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 under the caption “Capitalization” to reflect the issuance of the Class B

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common shares occurring prior the consummation of the offering, as well as has formatted the capitalization table to include a column showing the effect of the issuance of the Class B common shares and as further adjusted giving effect to the issuance and sale of the Class A common shares.

Selected Financial and Other Information, page 74

23.	Please correct the alignment of the Statement of Profit or Loss line items on page 75 with the corresponding amounts. For example, the amounts disclosed for Net (loss) profit for the period/year appear to represent Net revenue from sales and services.

Response:

The Company respectfully acknowledges the Staff’s comment and has corrected the alignment of the Statement of Profit or Loss line items in Amendment No. 1.

ACV Bookings, page 75

24.	Please disclose the number of enrolled students and average ticket in deriving your preliminary result of ACV Bookings for the 2020 sales cycle of October 2019 to September 2020.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 on page 75 to include disclosure on the number of enrolled students and average ticket in deriving the Company’s preliminary result of ACV Bookings for the 2020 sales cycle.

Reconciliation of our Adjusted EBITDA to Net Profit (Loss) for the Period / Year, page 77

25.	We note you have excluded editorial costs from Adjusted EBITDA. You have disclosed that these costs consist of costs incurred for the production of content for books and courseware for your learning systems, including expenses with payroll related directly to these activities, publishing and purchase of contractual rights for illustrations, pictures and texts. It appears these costs are normal, recurring cash operating expenses necessary to operate your business. As such, please remove this reconciling item from this non-GAAP measure, or tell us why you believe it is permissible. Refer to Question 100.1 of the Compliance and Disclosure Interpretations for Non-GAAP Measures last updated April 4, 2018.

Response:

The Company respectfully acknowledges the Staff’s comment and has removed editorial costs as a reconciling item from its Adjusted EBITDA.

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26.	Please correct the headers to align the headers with the appropriate periods presented.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 to align the headers with the appropriate periods.

Calculation of Adjusted Cash Conversion Ratio for the Period / Year, page 78

27.	It appears the line of demarcation is incorrectly placed in this table and the financial information for the Successor for October 11 to December 31, 2018 has been omitted. Please revise.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 to correct the line of demarcation and present the Successor information for October 11 to December 31, 2018.

Overview, page 79

28.	We note your discussions of revenue characterized as subscription arrangements including the percentage of such revenue of your total net revenue and your revenue retention rate for subscription arrangements. You disclose on page 82 that learning systems, PAR, and complementary solutions revenues comprise the net revenue characterized as subscription arrangements. Please tell us where PAR revenues are included in your breakdown of net sales, that is, if these revenues are included within textbooks, other services or elsewhere and your consideration of disclosing the amount of subscription arrangements revenue.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as disclosed under the heading “Components of our Results of Operations—Net revenue from sales and services,” the Company’s PAR revenues are included in net revenue from sales and services as sales of textbooks. The Company has revised Amendment No. 1 throughout where it discloses subscription arrangements as a share of net revenue and revenue retention rate to clarify that PAR is included under net revenue from sales and services as sales of textbooks. The Company further advises that it believes that disclosing subscription arrangement revenue is important to investors to help investors analyze what portion of the Company’s revenues may be expected to be stable and recurring.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics, page 80

29.	Please revise these metrics to present them on the same basis as your audited annual and unaudited interim financial statements. Specifically, these metrics should be presented by similar period and entity, with the line of demarcation, as your financial statements, for consistency.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 on pages 80 through 82 to present its key business metrics by entity (Successor Vasta, Predecessor Somos – Anglo and Predecessor Pitágoras) and for the years ended December 31, 2019, 2018 and 2017 (with the exception of the Company’s revenue retention rate in 2017 for the reason described below) and, in the case of the number of partner schools, number of enrolled students and average ticket for the twelve month periods ended September 30, 2019, 2018 and 2017. With regard to the revenue retention rate, the Company clarifies that the revenue retention rate for 2017 cannot be calculated because audited financial information of the Predecessors is unavailable for periods prior to 2017 and the revenue from sales and services for 2016 is required to calculate the revenue retention rate for the succeeding year. The Company further clarifies that, with regard to the number of partner schools, number of enrolled students and average ticket per student, these key business metrics are not accounting metrics, but management estimates that, similar to the ACV Bookings, are based on contracted values and are the expected metrics to be recognized for the twelve month period between October 1 of one fiscal year through September 30 of the following fiscal year. Consequently a presentation of these key business metrics for periods similar to the Company’s financial statements would be less meaningful to investors, as these metrics are most meaningful when read in relation to the Company’s ACV Bookings for the twelve month period between October 1 of one fiscal year through September 30 of the following fiscal year.

Our Incorporation and Corporate Reorganization, page 83

30.	Reference is made to the third and fourth paragraph. You state that at the time of your incorporation on October 16, 2019 Cogna together with its wholly-owned subsidiary EDE, held a 100% ownership interest in Saber. You also state that on December 17, 2019 Cogna increased its equity interest in Saber and now owns a 70.53% interest in Saber. Please clarify the events resulting in the change in Cogna’s ownership interest from 100% to 70.53%.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 on page 84 and elsewhere to clarify that Cogna’s ownership interest in Saber has always been 100%. The main changes is that, on October 16, 2019, Cogna held indirectly 100% (and directly 7.44%). Following a capital increase approved at Saber’s general shareholders meeting, Cogna has increased its direct interest in Saber to 76.55%, maintaining its 100% (directly and indirectly).

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Presentation of Financial Information, page 84

31.	We note your disclosure here that, for convenience purposes only, you have added together the results of operations of the Successor for the period from October 11, 2018 to December 31, 2018 with those of the Predecessors for the period from January 1, 2018 to October 10, 2018. Please note this presentation and discussion is not appropriate as it combines two different basis of accounting. Please revise your discussion to include separate discussions of material events and circumstances influencing these individual periods.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its discussion throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to include a separate analysis of material events and circumstances reflecting the Successor and Predecessor periods.

32.	As a related matter, we would not object to the presentation of pro forma financial information for purposes of a supplemental streamlined comparative discussion, as long as the pro forma presentation is fully compliant with Article 11 of Regulation S-X. If you determine such a presentation is appropriate, disclosure should be provided to explain how the pro forma presentation was derived, why you believe it is useful, and any potential risks associated with using the presentation (the potential that such results might not necessarily be indicative of future results for example, depending on how the information has been prepared, and the period that it covers). Typically, the presentation of complete pro forma financial information reflecting the adjustments in MD&A will be necessary in order to facilitate an understanding of the basis of the information being discussed. The supplemental discussion based on Article 11 pro forma financial information should not be presented with greater prominence than the discussion of the historical financial statements.

Response:

The Company respectfully acknowledges the Staff’s comment and has prepared a pro forma presentation in compliance with Article 11 of Regulation S-X within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to facilitate investors’ understanding of the Company’s business during the period prior to and subsequent to the acquisition of Somos Sistemas. The Company has indicated how the pro forma presentation was derived, why it believes such presentation is useful, and has described potential risks associated with using such presentation. Further, such presentation has been presented without greater prominence than the discussion of the historical financial statements.

Business, page 118

33.	We note that you have been operating, and continue to operate, at a net loss. Please revise your disclosure in this section and elsewhere as appropriate to prevent a balanced discussion of your financial performance and your planned business activities and

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address generally whether you anticipate that you will continue to operate at a net loss for the foreseeable future.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure under the captions “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in Amendment No. 1 to provide a balanced discussion of its financial performance and planned business activities, and the steps it is implementing to operate profitably in the future.

34.	We note your chart on page 121, and the lead-in that says the chart shows a summary of your market position among private K-12 schools. Please clarify whether this chart shows your current market share, or if it is intended to show something else. Please revise to clarify the meaning and relevance of this chart.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that this chart shows different product and service consumption profiles among schools and how the Company is able to cater to the preferences of all private schools, regardless of any preference for a particular set of products and services. The presentation of this chart is intended to demonstrate the Company’s ability to serve all consumption profiles in comparison to other providers that do not have a complete range of offerings to cater to all school needs. The Company has revised its disclosure in Amendment No. 1 on page 134 to clarify this point.

35.	We note your disclosure on page 121 that “schools that adopt your platform are able to increase academic quality and enhance their operating and financial performance.” Please tell us why you believe that your platform is the reason for a school’s increase in academic quality or financial performance, and how you are able to make this determination. Please also explain what you mean by your statement on page 124 that you are the start of a “virtuous cycle” for all of your stakeholders.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 on page 134 to include the reason why the Company believes that its platform is the reason for a school’s increase in academic quality. In addition, the Company has revised its disclosure in Amendment No. 1 on page 138 to exclude the relationship between “virtuous cycle” with the Company’s stakeholders, and included an explanation on what is meant by “virtuous cycle for our partner schools.”

Our Competitive Strengths, page 121

36.	We note your statement that you are pioneering the incorporation of neuroscience elements into your educational platform and are the exclusive distributors of BrainCo technologies, which include headbands that measure brain activity through an algorithm

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developed at NASA. Please disclose the number of partner schools that are currently purchasing such technology from you and using it in the classrooms.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 on page 156 to indicate that the headbands are currently in the testing phase and are being tested on a small scale in one of the schools owned by Saber (Colégio São Paulo). The Company further clarifies that it is currently negotiating the sale of headbands to certain other partner schools, and that such negotiations may be delayed given schools across Brazil have been temporarily closed due to the coronavirus (COVID-19) pandemic.

37.	We note the chart provided on page 122. Please explain the difference in the gray versus pink areas of the chart, and what the chart is supposed to represent.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 on page 148 and elsewhere where this chart appears to clarify that (1) the gray areas of the chart represent the evolution of the Company’s Content & EdTech Platform from a set of separate core content and complementary solutions to an integrated platform offering, and (2) the pink areas of the chart represent the commencement and expansion of the Company’s school management offering through its Digital Platform, and the potential of both platforms to expand over time due to subscription and retention of more schools.

Our Growth Strategy, page 125

38.	We note your growth strategy does not include the acquisition of additional complimentary educational companies, but note that you built the company by engaging in 18 mergers and you reference potential acquisitions in your Use of Proceeds disclosure. As such it would appear that acquisitions are a significant part of your growth strategy. Please expand your disclosure in this section to more fully discuss your acquisition strategy and whether you intend to continue such strategy, including the factors that you will consider in deciding whether or not to acquire complementary businesses. Please also consider augmenting your risk factor on page 58 entitled “We may need to raise additional capital in the future by issuing securities, use our Class A common shares as acquisition consideration...” to reflect the risk to shareholders should you issue additional Class A shares in connection with one or more acquisitions.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as disclosed in the Registration Statement, the 18 mergers and acquisitions were carried out by its parent company, Cogna. The Company is the result of the reorganization of a number of businesses in the K-12 educational business of Cogna. Nevertheless, the Company acknowledges that the potential use of proceeds from the planned offering includes making acquisitions. Indeed, as the Company discloses under the strategy captioned “Increase the quantity of products and services we offer,” a part of the Company’s strategy includes acquiring

16	June 11, 2020

companies, technologies or content that can enhance the Company’s content and technology platforms and improve student learning outcomes. The Company has revised its disclosure in Amendment No. 1 on page 140 to more clearly state that acquisitions form a part of its strategy and has enhanced its disclosure on page 58 around the risks associated with issuing addition Class A shares in connection with acquisitions.

39.	We note your intent to convert your current base of partner schools without long-term contracts into clients with subscription arrangements, including your belief that you could expand from the current 1.2 million students covered by long-term contracts to 3.0 million students covered by such contracts. Please disclose your conversion rates from prior periods for transitioning existing customers into long-term contracts so that investors can better understand the likelihood that current customers will convert to long-term contracts.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 on page 139 to include conversion rates for the prior periods from 2017 to 2018 and from 2018 to 2019 for transitioning customers without long-term contracts into customers with subscription arrangements.

Geographical Presence, page 139

40.	Please explain what you mean by the statement that you “have the largest school chain in the country.”

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 on page 154 to state that it believes that it has “one of the largest” school chains in the country, which is based on the Company’s review of publicly available information for private school chains in Brazil.

Competition, page 144

41.	Please tell us how you have determined that you are the only “one-stop-partner able to cater to schools’ entire ecosystem.”

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 on pages 158 and 159 to clarify that the Company believes it is the only “one-stop-shop” because it is unique in the private school market in Brazil as a provider that can offer a comprehensive set of solutions that address schools’ needs while other competitors offer only individual products or solutions and do not have a comprehensive set of products and services to offer to schools. The Company’s belief is based on an annual market census carried out by the Company’s business intelligence team. In 2019, it covered 17,400 schools, equivalent to approximately 90% of all private K-12 students in Brazil.

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Legal and Administrative Proceedings, page 145

42.	We note that you are involved in certain judicial and administrative tax and social security proceedings for which you have recorded a provision of R$545.6 million, and that there can be no assurance that these proceedings would not have a significant effect on your financial position or profitability if decided adversely to the company. Please provide material information relating to the proceedings including the jurisdiction of such proceedings, a general description of the facts underlying such proceedings, and the current status of such proceedings.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 1 on pages 160 and 161 to provide material information related to these proceedings, including the jurisdiction, general description of the facts and current status of such proceedings.

Employment Agreements, page 145

43.	Please file the employment agreements with your executive officers and directors as exhibits to the registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the staff that the employment agreements with its executive officers and directors are not yet final. The Company plans to file as an exhibit to a future amendment to the Draft Registration Statement, an English translation of the form of the employment agreement to be entered into between the Company and its executive officers and directors.

Related Party Transactions, page 170

44.	Please file the agreements referenced in this section as exhibits to the registration statement, or tell us why you believe you are not required to do so.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that it has filed as exhibits to the Amendment No. 1 English translations of the agreements or forms of the agreements referenced in the Related Party Transactions section.

U.S. Federal Income Tax Considerations, page 179

45.	We note the statement that in the opinion of Davis Polk & Wardwell LLP, the following summary described the material U.S. federal income tax consequences. Please tell us if you plan to provide a tax opinion.

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Response:

The Company respectfully acknowledges the Staff’s comment and has been advised by its U.S. counsel, Davis Polk & Wardwell LLP (“Davis Polk”), that the statements set forth under “U.S. Federal Income Tax Considerations” constitute Davis Polk’s opinion of these matters and Davis Polk does not expect to issue a separate tax opinion.

VASTA Platform (Successor)
Combined Carve-out Financial Statements as of December 31, 2018 and October 11, 2018 and for the period from October 11 to December 31, 2018
General, page F-36

46.	Please revise the presentation of revenues on the face of your income statements and throughout your filing to separately state revenues from products and services. Refer to the guidance in Rule 5-03 of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the presentation of revenues on the face of its income statements and throughout Amendment No. 1 to separately state revenues from products and services.

9. Trade Receivables
c. Impairment losses on trade receivables, page F-68

47.	Please reconcile the total past due as of October 11, 2018 here of R$26,616 with the beginning balance of R$22,907 on the following page.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the financial statements to reconcile that total past due amount as of October 11, 2018 with the beginning balance on the following page.

Vasta, Inc.

Combined Carve-out Financial Statements as of December 31, 2018 and October 11, 2018 and for the Period from October 11 to December 31, 2018

25. Segment Reporting, page F-81

48.	Please tell us why and the basis under which you have presented Consolidated Adjusted EBITDA in your segment note.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the financial statements to exclude the consolidated adjusted EBITDA in the Company’s segment note.

* * *

19	June 11, 2020

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Drew Glover at 212-450-4772 or drew.glover@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

Manuel Garciadiaz, Esq.

cc:	Mário Ghio Junior, Chief Executive Officer, Vasta Platform Limited
Clovis Poggetti Junior, Chief Financial Officer, Vasta Platform Limited
Alexandre Fujimoto, KPMG Auditores Independentes S.S.